Date	6th March 2002

"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.
1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE ATTACHED LIST
5.	Number of shares/amount of stock acquired A NUMBER OF TRANSACTIONS ACCUMULATED IN A NOTIFIABLE EVENT	6.	Percentage of issued class 0.09%	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

9.	Class of security ORDINARY US$0.50		10.		Date of transaction 1 MARCH 2002	11.	Date company informed 5 MARCH 2002
12.	Total holding following this notification 92,920,638			13.	Total percentage holding of issued class following this notification 4.01%

14.	Any additional information			15.	Name of contact and telephone number for queries INES WATSON 020 7747 3976
16.	Name and signature of authorised company official responsible for making this notification Ines WATSON
Date of notification 5 MARCH 2002
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia